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                             April 26, 2022

       Robert Mattacchione
       Chief Executive Officer
       Novo Integrated Sciences, Inc.
       11120 NE 2nd Street, Suite 100
       Bellevue, WA 98004

                                                        Re: Novo Integrated
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 18,
2022
                                                            File No. 333-264360

       Dear Mr. Mattacchione:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal
       Branch Chief, at 202-551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Craig D. Linder, Esq.